Dreyfus New York Municipal Income Fund

Long-Term Municipal Investments--97.1%   December 31, 2004 (Unaudited)

	Principal Amount ($)	Value ($)
New York--90.7%		
Albany Industrial Development Agency, LR		
(New York Assembly Building Project) 7.75%, 1/1/2010	800,000	897,960
Erie County Industrial Development Agency, Life Care Community		
Revenue (Episcopal Church Home) 6%, 2/1/2028	1,500,000	1,534,320
Huntington Housing Authority, Senior Housing Facility Revenue		
(Gurwin Jewish Senior Residences) 6%, 5/1/2039	1,000,000	955,240
Metropolitan Transportation Authority, Dedicated Tax Fund:		
5%, 11/15/2028	1,400,000	1,442,616
5%, 11/15/2030	1,000,000	1,019,170
Monroe Tobacco Asset Securitization Corp., Tobacco Settlement Asset		
Backed 6.625%, 6/1/2042	500,000	504,505
Nassau County Industrial Development Agency,		
IDR (Keyspan - Glenwood) 5.25%, 6/1/2027	1,000,000	1,022,130
New York City:		
7.25%, 8/15/2007	1,500,000	1,674,945
5.50%, 6/1/2023	1,000,000	1,087,270
New York City Industrial Development Agency:		
Civic Facility Revenue:		
(Staten Island University Hospital Project)		
6.375%, 7/1/2031	995,000	950,414
(United Jewish Appeal Federation Project)		
5%, 7/1/2027	1,000,000	1,037,130
IDR:		
(Brooklyn Navy Yard - Cogen Partners) 5.75%, 10/1/2036	1,000,000	947,680
(Empowerment Zone - Harlem Mall) 5.125%, 12/30/2023	1,000,000	1,003,660
(Terminal One Group Association Project) 6%, 1/1/2019	1,100,000	1,129,260
New York City Municipal Water Finance Authority, Water and Sewer		
System Revenue 5.125%, 6/15/2033 (Insured; MBIA)	1,000,000	1,038,230
New York City Transitional Finance Authority, Future Tax Secured		
Revenue 6%, 8/15/2029	1,000,000	1,156,260
New York Counties Tobacco Trust, Tobacco Settlement Pass		
Through Bonds 6.50%, 6/1/2035	1,000,000	999,930
New York State Dormitory Authority, Revenue:		
Health, Hospital and Nursing Home (Mount Sinai Health)		
6.50%, 7/1/2025	1,000,000	1,047,090
Judicial Facility Lease (Suffolk County Issue) 9.50%, 4/15/2014	100,000	144,741
(State University Educational Facilities)		
6%, 5/15/2025 (Prerefunded 5/15/2005)	1,000,000 a	1,034,980
Secured Hospital (Saint Agnes Hospital) 5.40%, 2/15/2025	1,200,000	1,253,124
State Personal Income Tax 5.05%, 3/15/2032	500,000	512,965
(Winthrop University Hospital Association) 5.50%, 7/1/2032	1,000,000	1,036,380
New York State Environmental Facilities Corp., SWDR (Occidental		
Petroleum Corp) 5.70%, 9/1/2028	600,000	601,290

New York State Mortgage Agency, Homeownership Mortgage Revenue 7.56%, 10/1/2007	860,000	b,c	950,481
New York State Power Authority, Revenue:			
7.89%, 11/15/2015 (Insured; MBIA)	1,000,000	b,c	1,178,640
5%, 11/15/2020	500,000		531,895
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project) 9%, 10/1/2007	1,200,000		1,361,700
Port Authority of New York and New Jersey 7.85%, 12/1/2012	1,000,000	b,c	1,041,100
Watervliet Housing Authority, Residential Housing (Beltrone Living Center Project) 6.125%, 6/1/2038	1,000,000		936,820
Yonkers Industrial Development Agency, Civic Facility Revenue (Saint Joseph's Hospital) 6.20%, 3/1/2020	1,600,000		1,313,984

U.S. Related--6.4%

Commonwealth of Puerto Rico Highway and Transportation Authority Transportation Revenue 7.87%, 7/1/2038 (Insured; MBIA)	1,000,000	b,c	1,061,210
Virgin Islands Public Finance Authority, Revenue 6.375%, 10/1/2019	1,000,000		1,154,710

Total Long-Term Municipal Investments (cost $32,248,385)		**33,561,830**

Short-Term Municipal Investments-1.2%

New York City Transitional Finance Authority, Revenue (New York City Recovery):			
2.15%	200,000	d	200,000
2.20% (SBPA; Bank of New York)	200,000	d	200,000

Total Short-Term Municipal Investments (cost $400,000)		**400,000**
TOTAL INVESTMENTS--100.0% (cost $32,648,385)	**98.3%**	**33,961,830**
CASH AND RECEIVABLES (NET)	**1.7%**	**590,151**
NET ASSETS	**100.0%**	**34,551,981**

Notes to Statement of Investments:
a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security-the interest rate is subject to change periodically.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
  These securities may be resold in transactions exempt from registration,
  normally to qualified institutional buyers. These securities have been deemed to
  be liquid by the Investment Adviser. At December 31, 2004 these securities
  amounted to $4,231,431, 12.2% of net assets.
d Securities payable on demand. Variable rate interest- subject to periodic change.
e Securities valuation policies and other investment related disclosures are hereby
  incorporated by reference the annual and semi annual reports previously filed
  with the Securities and Exchange Commission on Form N-CSR.